December 28, 2004

Mail Stop 4-6

Jeffrey M. Cavins
President and Chief Executive Officer
LOUDEYE Corporation
1130 Rainier Avenue South
Seattle, WA 98144


Re:	LOUDEYE Corporation
	Form S-1 filed November 23, 2004
	Registration no. 333-120006

	Forms 10-Q/A filed October 7, 2004 and November 17, 2004
	File no. 0-29583

Dear Mr. Cavins:

      We have limited our review of the referenced registration statement to issues relating to the disclosure requirements of Items
507 and 508 of Regulation S-K and other limited matters, and with respect to the referenced periodic reports to text that concerns the disclosure controls and procedures responsive to Item 307 of Regulation S-K. Based on that limited review of the filings, we and have the following comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Selling Stockholders, pages 89-92

1. Please concisely describe the transactions in which the selling stockholders received their shares. Such discussion should include, for each transaction, the date, the nature of the transaction such as manner in which the shareholders acquired the stock, the specific stockholders who received their shares in each transaction, and the specific exemption from registration claimed for that transaction as well as the facts to support that claimed exemption.

2. Please confirm, if true, that there are no registered broker-dealers among the selling stockholders. Please also disclose whether or not there are any affiliates of registered broker-dealers among the selling stockholders and, if so, whether or not their shares were acquired in the normal course of business and whether or not there were any agreements to resell these shares at the time they were acquired.

3. Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by any of the selling shareholders that are not natural persons, such as the Association of
Independent Musicians, BMG Entertainment International UK &
Ireland,
Ltd., the various investment Enterprise Partnerships, NIF Ventures Co., Ltd., Playlouder Ltd., Quester VCT 2, 3, and 4 plcs, Quester Venture Partners, Real World Records Ltd., Universal Music International Ltd., and WEA International Inc. See Interpretation
I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 93

4. We note that the selling stockholders may use the shares registered herewith to settle short accounts. Please confirm that they are aware of Corporation Finance Telephone Interpretation A.65.
In your response letter, describe the steps the issuer and each of the selling security holders have taken to ensure compliance with Regulation M. See paragraph (b)(7) of Rule 461.

Forms 10-Q/A
Controls and Procedures

5. We note the disclosure, in the above two amended Forms 10-Q for Jun 30, 2004 and for September 30, 2004, that your audit firm of Pricewaterhouse Coopers LLP reported two significant areas of deficiency in your controls and procedures for timely and complete reporting of financial matters. Clarify when the auditor informed the audit committee of the existence of the material weaknesses. Please disclose with greater specificity the exact nature of these deficiencies and the specific actions being taken by Loudeye to correct them. In what respects are your personnel "insufficently skilled" and to what extent were you experiencing turnover of the accounting and financial reporting employees? Describe the specific nature of the "insufficient analysis and review of the selection and application of generally accepted accounting principles to significant non-routine transactions." What were the "non-routine" transactions that prompted this concern? In what respect was the analysis and review of those transactions inadequate?

6. Provide additional context for the staffing departures and additions you reference. What functions do the referenced employees discharge and what is their role and significance within the aggregate body of accounting and financial reporting employees?

7. You state that there have been no "material" changes in your disclosure controls and procedures that have materially affected or are reasonably likely to materially affect your disclosure controls and procedures. Please note that Item 308(c) of Regulation S-K requires the disclosure of "any" change in the registrant`s internal control over financial reporting that has materially affected or, or is reasonably likely to materially affect the registrant`s internal control over financial reporting. Please revise accordingly, and ensure that each periodic report describes the changes in internal control over financial reporting that were implemented during the quarter. Your current disclosure is also ambiguous as to which changes took place during the quarter and which ones took place thereafter or are planned.

8. Additionally, the changes that were made during the applicable quarter in implementing each phase of your remediation plan are not described with clarity. Please expand to describe what was done and what remains to be done to implement the plan fully. Your disclosure will be more readily understandable, if you explain what is meant by such technical terms as "control documentation", "control gap remediation", "information technology audit" and the like. In concrete terms, what is planned and what was and was not accomplished with respect to each of these aspects of the remediation plan? Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact Hugh Fuller at (202) 942-1813 if you have any questions. If you need further assistance, you should contact me at
(202) 942-1818. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal
CC:	Timothy M. Woodland
	Eric S. Carnell